Exhibit 99.1

Husky Energy Delivers in Third Quarter

Calgary, Alberta (Nov. 1, 2012) – Husky Energy Inc. achieved steady results during the third quarter through consistent execution of key performance milestones.

“Our two new heavy oil thermal projects reached their design production rates within two months of first oil, we completed the SeaRose Floating Production Storage and Offloading (FPSO) offstation program safely and more than three weeks ahead of schedule, and we increased our Downstream throughputs and reliability,” said CEO Asim Ghosh.

The Company continued to transform its foundation in Western Canada over the quarter. It accelerated production at its 8,000 barrels per day (bbls/day) Pikes Peak South and 3,000 bbls/day Paradise Hill heavy oil thermal projects and ramped up drilling and well completion activities in its oil resource plays while reducing investment in dry gas properties.

Significant advancements were made on the growth pillars in the Asia Pacific Region and the Oil Sands. The central platform jacket for the Liwan Gas Project was launched and fixed to the seabed in the South China Sea, and central plant and field facility modules arrived and were installed at the Sunrise Energy Project.

“We remain focused on delivering value to shareholders as we continue to build operational momentum in a volatile commodity price environment,” said Ghosh.

Highlights include:

•	Net earnings for the quarter were $526 million, or $0.53 per share (diluted), compared to $521 million, or $0.53 per share (diluted), in the third quarter of 2011.

•	Cash flow from operations of $1,271 million, or $1.29 per share (diluted), compared to $1,326 million, or $1.39 per share (diluted), in the third quarter of 2011.

•
Total production before royalties averaged 285,000 barrels of oil equivalent per day (boe/day), compared to 309,000 boe/day in the third quarter of 2011, reflecting the planned impacts from the now-completed SeaRose FPSO maintenance program, continuing Terra Nova FPSO offstation and lower dry gas production.

•	Achieved design production rates ahead of schedule at the 8,000 bbls/day Pikes Peak South and 3,000 bbls/day Paradise Hill heavy oil thermal projects.

•	Advanced construction of the Central Processing Facility and field facilities at the Sunrise Energy Project. The overall project was approximately 50 percent complete at the end of the quarter.

•
Secured the central platform jacket for the Liwan Gas Project to the seabed in preparation for installation of the topsides portion of the platform in 2013. The overall project is now approximately 75 percent complete. First gas is anticipated in late 2013/early 2014.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
	Three Months Ended			Nine Months Ended
	Sept. 30 2012	June 30 2012	Sept. 30 2011	Sept. 30 2012	Sept. 30 2011
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	285	282	309	296	310
Crude Oil and NGLs (mbbls/day)	194	189	207	202	209
Natural Gas (mmcf/day)	545	560	615	564	610
2) Total Upstream Netback ($/boe) (1)	30.08	30.43	37.22	34.83	39.14
3) Refinery and Upgrader Throughput (mbbls/day)	328	323	310	325	313
4) Cash Flow from Operations(2) (Cdn $ millions)	1,271	1,153	1,326	3,596	4,001
Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	1.29 1.29	1.18 1.17	1.40 1.39	3.69 3.69	4.38 4.34
5) Net Earnings (Cdn $ millions) Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	526 0.53 0.53	431 0.44 0.43	521 0.55 0.53	1,548 1.58 1.57	1,816(3) 1.98 1.93
6) Adjusted Net Earnings(3) (Cdn $ millions) Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	512 0.52 0.52	445 0.46 0.45	503 0.53 0.53	1,523 1.56 1.56	1,796 1.97 1.95
7) Capital Investment, including acquisitions (Cdn $ millions)	1,252	882	1,003	3,228	3,286
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30	0.90	0.90

(1) The Upstream netback includes results from Upstream Exploration and Production and excludes results from Upstream Infrastructure and Marketing.
(2) Cash flow from operations is a non-GAAP measure. Refer to the Q3 MD&A, Section 11 for reconciliation.
(3) The nine months ended Sept. 30, 2011 net earnings included after-tax gains of $198 million on the sale of non-core assets and the asset swap.

Third quarter production averaged 285,000 boe/day compared to 309,000 boe/day in the third quarter of 2011, and remains on track with the overall annual production guidance of 290,000 to 315,000 boe/day. This takes into account the planned impacts from the now-completed SeaRose FPSO offstation, continuing Terra Nova FPSO maintenance program and the reduction in dry gas production. The Terra Nova FPSO is scheduled to resume operations in the fourth quarter.

Increased heavy oil production, including achieving full production at the Pikes Peak South and Paradise Hill thermal projects, helped to partially offset the impact from the offstations.

Average realized crude oil pricing in the third quarter was $70.14 per barrel, compared to $78.70 per barrel a year ago. Natural gas average realized pricing was $2.48 per thousand cubic feet (mcf) compared to $4.12/mcf a year ago. The realized U.S. refining margin averaged U.S. $24.36 per barrel, compared to U.S. $16.13 per barrel in the third quarter of 2011.

In the Downstream business, increased throughputs, operational reliability and higher crack spreads helped drive improved results.

“Consistently strong operational execution across our business enabled us to maintain our solid financial position,” said CFO Alister Cowan. “Net earnings were comparable to the same quarter last year despite the planned impact of the offstations.”

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KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Western Canada

Oil Resource Plays

Husky is accelerating the transformation of its Western Canada business with a continuing focus on oil resource plays.

Drilling and completion activity was centred on the Viking, Lower Shaunavon and Oungre Bakken operations in southern Saskatchewan and the Redwater and Alliance Viking projects in Alberta. A total of 32 (gross) horizontal wells were drilled in the third quarter. During the first nine months of 2012, 66 horizontal wells and two vertical wells have been drilled in Western Canada, and an additional 60 horizontal wells completed. Another 31 wells are planned for the remainder of 2012.

At the Rainbow Muskwa shale oil project, four horizontal wells have been drilled and four completed in the first nine months of 2012, with up to six additional wells planned for the remainder of the year.

Evaluation of the results from the two vertical wells drilled in the first quarter at the Slater River Project in the Northwest Territories is continuing. Planning is advancing on land use permit applications for the Company’s proposed winter program, which will include construction of an all-season road and further evaluation of the vertical wells.

Gas Resource Plays

The Company is developing its suite of liquids-rich gas opportunities in the producing Ansell and Kaybob plays in west central Alberta. Two wells were drilled at Ansell following a prolonged spring break-up, bringing the number of wells drilled on the play to 14 for the year, along with a total of 38.5 net well completions.

A second Duvernay horizontal well was completed and tested at Kaybob, while a third Husky well and a partner-operated well are on track for completion in the fourth quarter. One well in the play is currently on production.

•	Heavy Oil

The Company made significant progress over the quarter in repositioning its heavy oil business as it continues to target greater production from thermal projects and horizontal drilling. The 8,000 bbls/day Pikes Peak South and 3,000 bbls/day Paradise Hill thermal projects reached their design production rates within two months of first oil.

During the first nine months of 2012, 99 horizontal wells have been drilled out of a planned 140 to 150 well program.

Site grading was completed at the 3,500 bbls/day Sandall thermal development, which is on track for commissioning in 2014. Design work continued on the 8,000 bbls/day Rush Lake thermal development, which is scheduled to begin production in 2015, and additional thermal projects are currently being evaluated.

The Downstream business continued to support the Upstream foundation and captured additional margin value through increased throughputs, reliability and market access.

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GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project in the South China Sea is approximately 75 percent complete.

The central platform jacket has been launched and secured to the seabed in preparation for the installation of the topsides portion of the platform in the second quarter of 2013. The Mono-ethylene Glycol Recovery Unit, a key module on the central platform, is in the final stages of completion.

Approximately half of the two 79-kilometre long pipelines have been laid from the gas field to the central platform in the deepwater portion of the project. The project remains on target to realize first production in late 2013/early 2014.

Negotiations continue on a gas sales agreement for the Liuhua 34-2 field. Front-end engineering design has been completed on the Liuhua 29-1 gas field and an Overall Development Plan for that field is now being prepared.

In Indonesia, first gas from the offshore Madura Strait Block is anticipated in 2014/2015 and work is continuing on an exploration drilling program. Recent new discoveries offshore Indonesia are under evaluation.

•	Oil Sands

The first phase of the Sunrise Energy Project is progressing as planned and is approximately 50 percent complete with all the wells drilled. Modules for the Central Processing Facility (CPF) and the field facilities are being delivered and installed.

The project remains on course for first oil production in 2014.

•	Atlantic Region

Production has ramped up at the White Rose field following the mid-August re-commissioning of the SeaRose FPSO. A White Rose infill well has been brought online to support increased recovery from the field, with results as expected.

The planned Terra Nova FPSO offstation that began on June 8 is scheduled to conclude in the fourth quarter with a gradual resumption in production.

North Amethyst development drilling continued over the quarter and a new production well is expected to start up in the fourth quarter. A new subsea drill centre was excavated in preparation for future development of the South White Rose satellite field.

Husky continues to evaluate development options for the West White Rose satellite field, including a fixed wellhead platform that would use existing FPSO facilities for processing and storage. A decision on the preferred option is on track.

An exploration well was spud on the Searcher prospect offshore Newfoundland in the southern Jeanne d’Arc Basin. In the fourth quarter, the Company will participate in the partner-operated Harpoon exploration well located near the Mizzen discovery in the Flemish Pass Basin.

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DOWNSTREAM

Strong upgrader and refinery throughputs contributed to a solid quarter of performance for the Downstream business segment.

The Company’s Lloydminster Upgrader and the Ohio refineries in Lima and Toledo continue to implement safety and efficiency improvements. At the Lima Refinery, construction of a planned 20,000 barrels per day kerosene hydrotreater to increase jet fuel production is advancing toward scheduled start up in early 2013.

CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending September 30, 2012. The dividend will be payable on January 2, 2013 to shareholders of record at the close of business on November 27, 2012.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period October 1, 2012 to December 31, 2012. The dividend of $0.27813 per Series 1 Preferred Share will be payable on December 31, 2012 to holders of record at the close of business on November 27, 2012.

CONFERENCE CALL

A conference call will take place on Thursday, November 1, at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky's third quarter results. To listen live to the conference call, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, CFO Alister Cowan, COO Rob Peabody, and Senior Downstream VP Bob Baird will participate in the call. To listen to a recording of the call, available at 11 a.m. Mountain Time on November 1, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010

Passcode:	2658 followed by the # sign
Duration:	Available until Dec. 1, 2012

An audio webcast of the call will also be available for approximately 90 days via Husky's website, www.huskyenergy.com, under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

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FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively “forward-looking statements”). The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict.

Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to, references to:

•
with respect to the business, operations and results of the Company generally: the Company’s annual production guidance, including the anticipated impacts of the SeaRose FPSO and Terra Nova FPSO offstations on the Company's annual production;

•
with respect to the Company's Asia Pacific Region: planned timing of first production at the Company's Liwan Gas Project; anticipated timing of installation of the topsides portion of the platform at the Company's Liwan Gas Project; and anticipated timing of first production at the Company's Madura Strait Block;

•
with respect to the Company's Atlantic Region: expected timing of return to operations and resumption in production for the Terra Nova FPSO; expected timing for the start up of a new production well at North Amethyst; drilling plans at the North Amethyst field for the remainder of 2012; and planned timing of the Harpoon exploration well;

•	with respect to the Company's Oil Sands properties: anticipated timing of first production from Phase 1 of the Company's Sunrise Energy Project;

•
with respect to the Company's Heavy Oil properties: expected timing of commissioning at the Company's Sandall thermal project; anticipated timing of production at the Company's Rush Lake thermal project; and the Company's 2012 horizontal drilling program;

•
with respect to the Company's Western Canadian oil and gas resource plays: drilling plans in Western Canada for the remainder of 2012, including drilling plans at Rainbow Muskwa and completion plans at Kaybob; and construction and evaluation plans at the Company's Slater River Project; and

•	with respect to the Company’s Downstream business segment: scheduled completion date for the kerosene hydrotreater at the Company’s Lima Refinery in Ohio.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

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Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2011 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Upstream netback per barrel of oil equivalent was determined by taking the Upstream Exploration and Production netback (price received less royalties, operating cost and transportation) and dividing it by gross production for the respective period. The results from Upstream Infrastructure and Marketing are excluded.  Please refer to Note 1 of the Company’s Condensed Interim Consolidated Financial Statements for the period ended June 30, 2012.

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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